UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the nine-month period ended September 30, 2012

Commission File Number 001-31894

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

San Pedro Garza García N.L. 66260 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Cautionary Statement on Forward-Looking Statements	3
Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

Item 2. Unaudited Condensed Consolidated Financial Statements as of September 30, 2012, December 31, 2011 and January 1, 2011, and for the nine and three month periods ended September 30, 2011 and 2012

F-1

This Form 6-K consists of a Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited condensed consolidated financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”), as of and for the nine months ended September 30, 2012.

As of January 1, 2012, the company adopted International Financial Reporting Standards (“IFRS”) following the guidance set forth by IFRS 1 - “First time adoption of IFRS” (“IFRS 1”), as issued by the International Accounting Standards Board and effective at January 1, 2012, for the preparation of its consolidated financial statements. Prior to 2012, the company prepared its audited consolidated financial statements in accordance with Mexican Financial Reporting Standards (“MFRS”). The unaudited condensed consolidated financial statements as of September 30, 2012 and for the nine-month and three-month periods then ended are the company’s third set of interim condensed consolidated financial statements prepared under IFRS 1 and IAS 34 “Interim Financial Reporting”. The company’s first annual consolidated results reported under IFRS will be its audited consolidated financial statements as of and for the year ended December 31, 2012. Any subsequent changes recognized in the annual consolidated financial statements at December 31, 2012, might result in modifications to previously reported information, including certain transition adjustments. Note 3 to the unaudited condensed consolidated financial statements discloses the impact of the transition to IFRS on the company’s balance sheet as of January 1, 2011, December 31, 2011, and September 30, 2011, as well as the company’s statements of income for the year ended December 31, 2011, for the nine months ended September 30, 2011 and the three months ended September 30, 2011.

IFRS requires that financial information starting from January 1, 2008 be presented in nominal Mexican Pesos (“Pesos” or “Ps.”), unless otherwise noted for the convenience of the reader. Please note that some figures in this Form 6-K may not sum due to rounding.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report includes forward-looking statements, which include statements with respect to our plans, strategies, beliefs and other statements that are not historical facts. These statements are based on our management’s assumptions and beliefs in light of the information currently available to them. These assumptions and beliefs include information concerning us as well as the Mexican economy and telecommunications industry.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	general economic conditions in the United Mexican States (“Mexico”) and the United States, and any significant economic or political developments in those countries;

•	the competitive nature of providing information technology (“IT”), data, internet and local and long distance services;

•	our ability to attract new customers;

•

changes in our regulatory environment, particularly changes in the regulation of the telecommunications industry and changes in laws regulating foreign investment in the telecommunications industry in Mexico;

•	challenges to the validity of our concessions or changes in legal interpretations that result in the revocation or non-extension of concessions;

•	the risks associated with our ability to implement our strategy;

•	customer turnover;

•	changes in rates for long distance traffic and fixed-to-mobile and long-distance termination rates;

•	technological innovations;

•	our need for substantial capital;

•	interest rate levels;

•	performance of financial markets and our ability to refinance our financial obligations when they become due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Peso/U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements as of September 30, 2012 and for the nine month-period ended September 30, 2012 and 2011 and the notes thereto contained elsewhere herein.

Nine-month period ended September 30, 2012 compared to the nine-month period ended September 30, 2011

Revenues

Total revenue during the nine-month period ended September 30, 2012 was Ps. 3,489.0 million, a 0.6%, or Ps. 22.3 million, decrease from the Ps. 3,511.3 million for the same period in 2011. This decrease was the result of a 21.8%, or Ps. 45.7 million, decrease in other segment services revenues, partially offset by an increase in our enterprise segment revenues. Our enterprise segment revenues represented 95.3% of our total revenues in the nine-month period ended September 30, 2012.

Enterprise Segment. Revenues increased 0.7%, or Ps. 23.3 million, to Ps. 3,325.2 million in the nine-month period ended September 30, 2012 from Ps. 3,301.9 million in the same period in 2011, primarily due to an increase in demand for our IT, data, Internet and local services.

Other Segments. Revenue derived from our other segments decreased 21.8%, or Ps. 45.7 million, to Ps. 163.7 million in the nine-month period ended September 30, 2012 from Ps. 209.4 million in the same period in 2011. This decrease was primarily due to a decrease in our international incoming long distance revenues.

During the nine-month period ended September 30, 2012, IT, data, internet and local service revenues reached Ps. 2,840.2 million, a 1.7%, or Ps. 47.6 million, increase from Ps. 2,792.6 million for the same period in 2011. The increase in IT, data, internet and local services revenues was primarily due to an increase in revenues from IT-related services mainly as a result of VPN, collaboration, data center and cloud services revenues as well as sales of data servers and other equipment. Our IT, data, internet and local services represented 81.4% of our total revenues during nine-month period ended September 30, 2012, compared to 79.5% during the same period in 2011.

Revenues from our long distance services for the nine-month period ended September 30, 2012 decreased 9.7%, or Ps. 69.9 million, to Ps. 648.8 million from Ps. 718.7 million for the same period in 2011. The decrease in long distance revenues was primarily due to a decrease in revenue per minute, partially offset by higher volume of traffic. As a percentage of total revenues, long distance services revenues represented 18.6% of our total revenues during the nine-month period ended September 30, 2012, compared to 20.5% during the same period in 2011.

Cost of services (excluding depreciation, amortization and other expenses related to cost of services)

Cost of services consists primarily of:

•	fees for leased lines, typically paid on a per-circuit per-month basis primarily to Teléfonos de México S.A.B. de C.V. (“Telmex”) and other last mile access providers;

•	interconnection costs including local access charges and resale expenses, paid on a per-minute basis primarily to Telmex; and

•	international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us.

Cost of services decreased 21.8%, or Ps. 237.8 million, to Ps. 852.5 million for the nine-month period ended September 30, 2012 from Ps. 1,090.3 million for the same period in 2011. The decrease in cost of services was primarily the result of a reversal in February 2012 of the provision for fixed-to-mobile interconnection rates, since we reached a favorable agreement with Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) regarding the applicable interconnection rates for traffic terminating in Telcel’s mobile network under the “calling party pays” system, which are lower than the rates we had provisioned for the year 2011 and January 2012.

Enterprise Segment. Costs of services decreased 19.3%, or Ps. 194.8 million, to Ps. 815.3 million in the nine-month period ended September 30, 2012 from Ps. 1,010.1 million for the same period in 2011. The decrease was primarily due to the reversal in February 2012 of the provision for fixed-to-mobile interconnection rates as noted above, partially offset by higher IT-related services costs due to a growth in the volume of these services, as a result of an increase in demand from our customers.

Other Segments. Cost of services decreased 53.6%, or Ps. 43.0 million, to Ps. 37.2 million, for the nine-month period ended September 30, 2012 from Ps. 80.2 million for the same period in 2011. This decrease in cost of services from other segments was primarily due to lower interconnection rates as a result of the agreement reached with Telcel discussed above.

Cost of IT, data, internet and local services decreased 8.8%, or Ps. 61.1 million, to Ps. 633.4 million for the nine-month period ended September 30, 2012 from Ps. 694.5 million for the same period in 2011. This decrease was primarily due to a decrease in local service costs as a result of the agreement with Telcel, partially offset by higher costs in IT related services and the cost of equipment sold.

Cost of long distance services decreased 44.6%, or Ps. 176.6 million, to Ps. 219.1 million for the nine-month period ended September 30, 2012, from Ps. 395.7 million for the same period in 2011. This decrease in cost of long distance services was primarily due to the reversal in February 2012 of the provision of fixed-to-mobile interconnection rates mentioned above.

Gross profit before depreciation, amortization and other expenses related to cost of services

Gross profit before depreciation, amortization and other expenses related to cost of services is a non-IFRS financial measure. Gross profit before depreciation, amortization and other expenses related to cost of services is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Rather, gross profit before depreciation, amortization and other expenses related to cost of services is provided as additional information to complement IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, it should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We believe that gross profit before depreciation, amortization and other expenses related to cost of services can be useful in facilitating comparisons of operating performance between periods and with other companies. However, our computation of gross profit is not necessarily comparable to gross profit as reported by other companies because it excludes depreciation, amortization and other expenses related to cost of services. Though gross profit before depreciation, amortization and other expenses related to cost of services is a relevant measure of operating performance, it should not be considered as an alternative to operating income (determined in accordance with IFRS, as an indication of our financial performance), or an indication of resources generated from operating activities (determined in accordance with IFRS, as a measure of our liquidity), nor is it indicative of funds available to meet our cash needs.

Gross profit before depreciation, amortization and other expenses related to cost of services increased 8.9%, or Ps. 215.5 million, to Ps. 2,636.5 million for the nine-month period ended September 30, 2012 from Ps. 2,421.0 million for same period in 2011. Our gross profit before depreciation, amortization and other expenses related to cost of services increased primarily due to an increase in our IT-related services revenues, together with the reversal in February 2012 of the provision for fixed-to-mobile interconnection rates charged by Telcel, as discussed above.

Enterprise Segment. Our enterprise segment gross profit increased 9.5%, or Ps. 218.1 million, to Ps. 2,509.9 million in the nine-month period ended September 30, 2012 from Ps. 2,291.8 million for the same period in 2011. This increase was primarily due to an increase in our IT-related services revenues and a decrease in our interconnection costs due to the reversal in February 2012 of the provision for fixed-to-mobile interconnection rates charged by Telcel, as discussed above.

Other Segments. Our other segments gross profit decreased 2.0%, or Ps. 2.6 million, to Ps. 126.6 million in the nine-month period ended September 30, 2012 from Ps. 129.2 million for the same period in 2011. This decrease was primarily due to a decrease in long distance rates.

Our IT, data, internet and local services gross profit increased 5.2%, or Ps. 108.7 million, to Ps. 2,206.8 million for the nine-month period ended September 30, 2012 from Ps. 2,098.1 million for the same period in 2011. This increase was primarily due to the increase in IT-related services revenues coupled with lower local costs due to the reversal in February 2012 of the provision of fixed-to-mobile interconnection rates, as discussed above.

Our long distance gross profit increased 33.0%, or Ps. 106.6 million, to Ps. 429.6 million for the nine-month period ended September 30, 2012, from Ps. 323.0 million for the same period in 2011. This increase was primarily due to the decrease in long distance costs coupled with the reversal in February 2012 of the provision of fixed-to-mobile interconnection rates, as discussed above.

Our gross margin, defined as gross profit before depreciation, amortization and other expenses related to cost of services as a percentage of total revenues, was 75.6% for the nine-month period ended September 30, 2012 as compared to 68.9% for the same period in 2011.

A reconciliation of our operating income to gross profit before depreciation, amortization and other expenses related to cost of services is provided below for the nine-month periods ended September 30, 2011 and 2012:

	Nine-month period ended September 30,
	(in millions of nominal Pesos)
	2011		2012
Gross profit before depreciation, amortization and other expenses related to cost of services	Ps.	2,421.0	Ps.	2,636.5
Administration, selling and other operating expenses		(676.4)		(720.0)
Depreciation, amortization and other expenses related to cost of services		(1,176.6)		(1,160.4)
Other expense, net		(22.2)		(14.7)

Operating income	Ps.	545.9	Ps.	741.5

Administration, selling and other operating expenses

Administration, selling and other operating expenses increased 6.4%, or Ps. 43.6 million, to Ps. 720.0 million for the nine-month period ended September 30, 2012 from Ps. 676.4 million for the same period in 2011, primarily as a result of higher personnel expenses. For the nine-month periods ended September 30, 2012 and 2011, administration, selling and other operating expenses represented 20.6% and 19.3% of total revenues, respectively.

Depreciation, amortization and other expenses related to cost of services

Depreciation, amortization and other expenses related to cost of services amounted to Ps. 1,160.4 million for the nine-month period ended September 30, 2012, compared to Ps. 1,176.6 million for the same period in 2011, primarily due to the elimination of other costs related to AGN services that were no longer provided in the nine-month period ended September 30, 2012, partially offset by an increase in additional assets being placed into service in 2012.

Operating income

Operating income increased 35.8%, or Ps. 195.6 million, to Ps. 741.5 million in the nine-month period ended September 30, 2012 from Ps. 545.9 million for the same period in 2011. This increase was primarily due to an increase in our IT-related services revenues, together with the one-time benefit as a result of the reversal in February 2012 of the fixed-to-mobile interconnection rates provision, as discussed above.

Finance result

During the nine-month period ended September 30, 2012, our comprehensive financial loss was Ps.18.1 million, compared to a Ps. 470.5 million loss for the same period in 2011. The following table sets forth our comprehensive financial results for the nine-month periods ended September 30, 2011 and 2012:

	Nine-month period ended September 30,
	(in millions of nominal Pesos)
	2011		2012
Finance cost	Ps.	(261.4)	Ps	(260.8)
Finance income		5.8		16.7
Exchange gain (loss), net		(215.0)		226.0

Finance result, net	Ps.	(470.5)	Ps.	(18.1)

Our finance cost decreased 0.2%, or Ps. 0.6 million, to Ps. 260.8 million in the nine-month period ended September 30, 2012 from Ps. 261.4 million for the same period in 2011. This decrease was a result of lower average debt during the nine-month period ended September 30, 2012, partially offset by a higher Mexican Peso to U.S. Dollar average exchange rate during the period as 100% of our total debt is U.S. dollar-denominated.

Finance income increased 187.9%, or Ps. 10.9 million, to Ps. 16.7 million for the nine-month period ended September 30, 2012 from Ps. 5.8 million for the same period in 2011. This increase was primarily the result of higher average cash balance during the nine-month period ended September 30, 2012 when compared to the same period in 2011.

Exchange gain for the nine-month period ended September 30, 2012 was Ps. 226.0 million compared to an exchange loss of Ps. 215.0 million for the same period in 2011. We record a foreign exchange gain or loss with respect to U.S. Dollar-denominated net monetary position of assets and liabilities when the Mexican Peso appreciates or depreciates in relation to the U.S. Dollar. Our U.S. Dollar-denominated monetary liabilities exceeded our U.S. Dollar-denominated monetary assets during the nine-month periods ended September 30, 2011 and 2012. We recorded a foreign exchange gain during the nine-month period ended September 30, 2012 as a result of a 8.1% appreciation of the Mexican Peso against the U.S. Dollar while during the nine-month period ended September 30, 2011 we recorded a foreign exchange loss as a result of 8.6% depreciation of the Mexican Peso against the U.S. Dollar.

Income Tax and IETU

We and our subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) are required to pay the greater of the income tax or the flat tax (Impuesto Empresarial a Tasa Única, or “IETU”), which are computed separately for each entity. We participate in the tax consolidation of Alfa, our holding company.

We recorded an income tax expense of Ps. 196.1 million in the nine-month period ended September 30, 2012 compared to an income tax expense of Ps. 12.5 million for the same period in 2011. Our effective income tax rate for the nine-month period ended September 30, 2012 was 27.1% compared to 16.7% for the same period in 2011.

For the nine-month period ended September 30, 2012, our income tax was higher than our IETU tax and, as a result, we have not recognized any IETU in our consolidated income statement as for the nine months ended September 30, 2012. In accordance with the interpretations published by the Mexican Board of Research and Development of Financial Reporting Standards (“CINIF”) on December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, we have determined that we will continue to pay regular income tax in the foreseeable future. As a result, we did not record any deferred IETU taxes as of September 30, 2012.

Net Income

As a result of the factors discussed above, our net income increased Ps. 464.5 million to Ps. 527.2 million for the nine-month period ended September 30, 2012 from Ps. 62.7 million for the same period in 2011.

Liquidity and Capital Resources

Current Liquidity

Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less. Our unrestricted cash balance increased by Ps. 13.3 million, to Ps. 501.4 million as of September 30, 2012 from Ps. 488.1 million as of December 31, 2011. This increase was primarily due to cash flow generated after meeting all of our expense obligations including capital expenditures, working capital, debt service and dividend payments.

Our treasury policy is to invest in highly liquid temporary cash investments issued by the U.S. and Mexican governments, major U.S. and Mexican banks and corporations with high credit ratings. As of September 30, 2012, we had cash of Ps. 24.6 million and temporary investments of Ps.476.8 million, of which Ps. 347.9 million were in Mexican Peso-denominated instruments and Ps. 153.5 million were in U.S. Dollar-denominated instruments. We believe our cash and cash equivalents balance is sufficient to meet our current needs.

As of September 30, 2012, December 31, 2011, September 30, 2011 and January 2011 our ratio of current assets to current liabilities was 1.82 times, 1.22 times, 1.27 times and 1.03 respectively.

	As of September 30, 2012		As of December 31, 2011		As of September 30, 2011		As of January 1, 2011
	(in millions of nominal Pesos, excluding ratios)
Unrestricted cash balance	Ps.	501.4	Ps.	488.1	Ps.	417.7	Ps.	486.2
Current ratios (times)		1.82x		1.22x		1.27x		1.03x

On September 8, 2009, a trust was created by us, Telmex and BBVA Bancomer, as a trustee, to guarantee the payment of interconnection services rates. As of September 30, 2012, the trust balance was Ps. 420.4 million, recorded as restricted cash and included as non-current assets in our balance sheet.

Capital expenditures during the nine-month period ended September 30, 2012 amounted to Ps. 552.3 million, compared to Ps. 515.2 million in the same period in 2011. Our capital expenditure program includes investments to expand our network, provide new services to customers, increase data center capacity and also includes last mile and direct access to connect customers to our network.

Indebtedness

As of September 30, 2012 and December 31, 2011, our total debt amounted to US$200.0 million and US$216.0 million, respectively. As of September 30, 2012, our only outstanding debt was our 11.75% senior notes due 2014 in an amount of US$200.0 million. These notes pay interest semiannually in cash in arrears on February 11 and August 11. The principal amortization is payable at maturity on August 11, 2014.

On December 23, 2011, we signed a committed revolving facility agreement with Comerica Bank for US$20.0 million. The facility bears interest at a three-month adjusted LIBOR rate plus 3.00%. The revolving facility is unused and matures on June 30, 2014.

On June 5, 2012, we signed a revolving credit line with Banco Nacional de Comercio Exterior S.N.C. (“Bancomext”) in an amount of Ps. 450.0 million (US$35.0 million) which matures on June 5, 2016. This facility is currently unused.

Pending Litigation

We are involved in a dispute with Telmex regarding interconnection services rates applicable for 2008, 2009, 2010 and 2011 and requested the intervention of the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) regarding the interconnection rates applicable for 2012. As of September 30, 2012, the total provision related to the litigation is Ps. 692.7 million. Since April 2012, the basis for the provision relating to resale interconnection rates has changed based on the analysis of our management and their judgment given the latest reliable information available and market conditions as well as our company’s experience in this area. We continue negotiations with Telmex, but we cannot assure you that we will reach an agreement in the near future. We believe that reaching an agreement with Telmex would not have a material adverse effect on our business, financial condition or results of operations. We are also in disputes with mobile companies associated with Grupo Telefónica regarding mobile interconnection services rates for 2011 and could request the intervention of Cofetel regarding the interconnection rates with Iusacell S.A. de C.V. (“Iusacell”) and Grupo Telefonica applicable for 2012. As of the date of this report, management continues its negotiations with both carriers. Although the outcome of the aforementioned proceedings is uncertain, we have recognized provisions for such contingencies in accordance with IFRS and we do not believe that a decision adverse to Alestra would have a material adverse effect on its business, financial condition or results of operations.

Subsequent Events

On October 10, 2012, we resolved an interconnection rate dispute with Iusacell with respect to 2011 interconnection rates. This will result in a reduction in the cost of services during the fourth quarter of 2012 due to the reversal of a provision we had created in connection with the interconnection rate dispute.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2012 and for the nine months ended September 30, 2011 and 2012

Unaudited Condensed Consolidated Balance Sheets as of January 1, 2011, December 31, 2011 and September 30, 2012	F-2

Unaudited Condensed Consolidated Statements of Income for the Nine-Months Ended September 20, 2011 and 2012 and the three months ended September 30, 2011 and 2012	F-3

Unaudited Condensed Consolidated Statements of Comprehensive Income for the Nine-Months Ended September 20, 2011 and 2012 and the three months ended September 30, 2011 and 2012	F-4

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the Nine-Months Ended September 20, 2011 and 2012	F-5

Unaudited Consolidated Statements of Cash Flow for the Nine Months Ended September 30, 2011 and 2012	F-6

Notes to Unaudited Condensed Consolidated Financial Statements	F-7

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	January 1st, 2011		December 31, 2011		Unaudited September 30, 2012
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	486,224	Ps	488,091	Ps	501,440
Trade receivables, net		493,030		513, 219		558,466
Due from affiliates and other related parties		7,974		8,225		8,696
Other receivables		104,924		110,059		127,926
Prepaid expenses		41,213		91,876		139,144
Other current assets		28,396		40,165		37,506

Total current assets		1,161,761		1,251,635		1,373,178
NON CURRENT ASSETS:
Restricted cash		378,207		408,698		420,446
Property and equipment, net (Note 4)		5,245,089		4,816,301		4,751,454
Deferred charges and other assets, net		243,248		273,454		255,230
Deferred income tax		180,903		424,198		366,348
Prepaid expenses		—		58,934		29,467

Total non current assets		6,047,447		5,981,585		5,822,945

Total assets	Ps	7,209,208	Ps	7,233,220	Ps	7,196,123

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable	Ps	307,567	Ps	217,654	Ps	155,276
Current debt (Note 5)		335,799		187,537		39,721
Due to affiliates and other related parties		9,790		1,352		3,295
Dividends payable		123,571		—		—
Other accounts payable and accrued expenses		354,670		623,240		555,157

Total current liabilities		1,131,397		1,029,783		753,449
LONG-TERM LIABILITIES:
Non current debt (Note 5)		2,732,147		2,922,637		2,544,697
Provisions		454,895		577,876		779,657

Employee benefits (Note 6)		80,240		75,604		69,128

Total liabilities		4,398,679		4,605,900		4,146,931

STOCKHOLDERS’ EQUITY:
Contributed stock		1,181,346		1,181,346		1,181,346
Retained earnings		1,629,225		1,445,983		1,867,842

Total shareholders’ equity of Alestra		2,810,571		2,627,329		3,049,188
Non controlling interest		(42)		(9)		4

Total stockholders’ equity		2,810,529		2,627,320		3,049,192

Total liabilities and stockholders’ equity	Ps	7,209,208	Ps	7,233,220	Ps	7,196,123

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
	2011		2012		2011		2012

Revenues (Note 8)	Ps	1,208,659	Ps	1,160,791	Ps	3,511,292	Ps	3,488,955
Cost of services		(376,425)		(319,293)		(1,090,272)		(852,495)

Gross profit before depreciation, amortization and other expenses related to cost of services		832,234		841,498		2,421,020		2,636,460
Depreciation, amortization and other expenses related to cost of services		(391,647)		(378,093)		(1,176,562)		(1,160,365)

Gross profit		440,587		463,405		1,244,458		1,476,095

Administrative, selling and other operating expenses		(231,423)		(241,411)		(676,382)		(719,957)
Other expense, net		(10,739)		(8,246)		(22,208)		(14,662)

Operating Income		198,425		213,748		545,868		741,476

Finance income		2,596		6,238		5,827		16,749
Finance cost		(91,121)		(87,049)		(261,362)		(260,795)
Exchange gain (loss)		(339,454)		165,674		(214,972)		225,975

Finance result, net		(427,979)		84,863		(470,507)		(18,071)

Share of loss of associate accounted for using the equity method		—		—		(59)		(78)

Profit (loss) before income tax		(229,554)		298,611		75,302		723,327
Income tax benefit (expense) (Note 7)		55,627		(97,532)		(12,553)		(196,105)

Consolidated net (loss) income for the period	Ps	(173,927)	Ps	201,079	Ps	62,749	Ps	527,222

Attributable to:
Owners of the parent		(173,927)		201,079		62,749		527,222
Non-controlling interest	Ps	—	Ps	—	Ps	—	Ps	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Three months ended				Nine months ended
	September 30,				September 30,
	2011		2012		2011		2012

Profit for the period	Ps	(173,927)	Ps	201,079	Ps	62,749	Ps	527,222

Other comprehensive income:

Cash flow hedges		3,138		—		580		—

Other comprehensive income for the period, net of tax		3,138				580		—

Total comprehensive income (loss) for the period	Ps	(170,789)	Ps	201,079	Ps	63,329	Ps	527,222

Attributable to:

Owners of the parent		(170,789)		201,079		63,329		527,222

Non-controlling interest		—		—		—		—

Total comprehensive income (loss) for the period	Ps	(170,789)	Ps	201,079	Ps	63,329	Ps	527,222

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Common stock		Retained earnings		Total attributable to owners		Non-controlling interest		Total Equity

Balance at January 1, 2011	Ps	1,181,346	Ps	1,629,225	Ps	2,810,571	Ps	(42)	Ps	2,810,529

Transactions with shareholders:
Dividends declared				(105,460)		(105,460)				(105,460)
Movements in non-controlling interest

Net income		—		62,749		62,749				62,749
Other comprehensive income for the period				580		580				580

Total comprehensive income for the period				63,329		63,329				63,329

Balance at September 30, 2011	Ps	1,181,346	Ps	1,587,094	Ps	2,768,440	Ps	(42)	Ps	2,768,398

Balance at January 1, 2012	Ps	1,181,346	Ps	1,445,983	Ps	2,627,329	Ps	(9)	Ps	2,627,320

Transactions with shareholders:
Dividends declared				(105,363)		(105,363)				(105,363)
Movements in non-controlling interest								13		13

Net income		—		527,222		527,222				527,222
Other comprehensive income for the period				—		—				—

Total comprehensive income				527,222		527,222				527,222

Balance at September 30, 2012	Ps	1,181,346	Ps	1,867,842	Ps	3,049,188	Ps	4	Ps	3,049,192

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Nine months ended September 30,
	2011		2012
Cash flows from operating activities:
Profit before income tax	Ps	75,302	Ps	723,327
Depreciation and amortization		619,061		625,080
Write off of property plant and equipment		22,208		14,662
Provision for impairment of trade receivables		7,237		9,150
Share of loss of associate		59		78
Cost related to employees benefits		5,037		5,505
Finance income		(5,827)		(16,224)
Finance cost		254,215		260,795
Exchange loss (gain)		214,972		(225,975)
Derivative financial instruments		7,147		(525)
Profit on the sale of fixed assets		(905)		(70)
Other, net		4,492		—

Subtotal		1,202,998		1,395,803
Decrease in trade and other receivables		(329,431)		(134,969)
Increase in suppliers, accounts payable		192,518		33,643
Decrease in other working capital accounts		(7,799)		—
Income tax paid		(166,225)		(125,388)

Net cash generated from operating activities		892,061		1,169,089

Cash flows from investing activities:
Interests received		6,235		16,184
Acquisitions of property and equipment		(220,401)		(509,838)
Acquisitions of intangible assets and other assets, net		(43,968)		(35,348)

Net cash used in investing activities		(258,134)		(529,002)

Excess in cash to be applied in financing activities net cash flows		633,927		640,087

Cash flows from financing activities:
Interests paid		(303,013)		(314,610)
Payments of debt and bank loans		(305,098)		(208,323)
Dividends paid		(221,517)		(105,363)

Net cash flows used in financing activities		(829,628)		(628,296)

Net cash (decreasing) increasing cash and cash equivalents		(195,701)		11,791
Adjustments to cash flow as a result of changes in exchange rates		1,106		1,558
Cash and cash equivalents at beginning of period		486,224		488,091

Cash and cash equivalents at period end	Ps	291,629	Ps	501,440

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Note 1 - Incorporation and activity of the Company

Alestra, S. de R. L. de C. V. (“Alestra”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Alfa, S. A. B. de C.V. (“Alfa”) (51%) and AT&T Telecom México, Inc. (“AT&T”) (49%).

On July 12, 2011, Alfa terminated the Equity Purchase Agreement entered into by and between AT&T, AT&T Telecom Mexico Inc. (“AT&T México”), Alfa, S.A.B. de C.V. (“Alfa”) and the Company, and completed the acquisition of AT&T México’s 49% equity interest in the Company after receiving approval from regulatory authorities in Mexico. The Equity Purchase Agreement did not impact the Company’s financial statements given that the 49% equity interest in the Company was acquired directly by Alfa.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) and Alestra Telecomunicaciones Inalámbricas, S. de R. L. de C. V. (“ATI”) are collectively referred to as the “Company.” On June 1st, 2012, ATI was dissolved. Such dissolution does not affect in any manner the operation. The decision was taken mainly because this company was not operational hence, not generating any income for the Company.

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering mainly internet, data, IT, and local and long distance telephone services.

Note 2 - Significant events

AT&T Transactions

On April 14, 2011, the Company entered into an equity purchase agreement with AT&T, AT&T Mexico and Alfa, pursuant to which Alfa agreed to acquire AT&T Mexico’s 49% equity interest in the company (the “Equity Purchase Agreement”). On April 14, 2011, the Company also entered into a nodes purchase agreement with AT&T, AT&T Global Network Services de Mexico S. de R.L. de C.V. (“AGNS Mexico”) and Alfa, pursuant to which AT&T Mexico agreed to purchase from the Company the telecommunications nodes and customer equipment (the “Nodes”) required for the provision of AT&T Global Services in Mexico (the “Nodes Purchase Agreement” and, together with the Equity Purchase Agreement, the “AT&T Transactions”).

On July 12, 2011, Alfa terminated the joint venture agreement entered into between AT&T México, Alfa and the Company, as amended on November 30, 2005, the Equity Purchase Agreement, the Nodes Purchase Agreement, and completed the acquisition of AT&T México’s 49% equity interest in the Company after receiving approval from regulatory authorities in Mexico. Following the closing of these transactions, Alfa is now the sole shareholder of Alestra.

The Equity Purchase Agreement did not impact the Company’s financial statements given that the 49% equity interest in the Company was acquired directly by Alfa.

The net effect of the Nodes Purchase Agreement was a gain of US$0.5 million resulting from the sale price of US$20.0 million less US$19.5 million carrying value.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Revenue from AT&T Global Services derived from the AGN Agreement for the year ended December 31, 2011 is summarized in the table below.

2011
(Millions of Pesos)
Total Revenue	4,697.33

Revenue from AT&T Global Services	707.1
% of Total Revenue	15%

Furthermore, as a result of the consummation of the AT&T transactions, on July 12, 2011, the Company entered into an Equipment Lease Agreement with AGNS México pursuant to which the Company leased from AGNS México the Nodes required for the provision of AT&T Global Services in Mexico (the “Equipment Lease Agreement”) until December 31, 2012. This agreement was subject to early termination should AT&T Mexico acquire the necessary licenses and regulatory approvals to offer, directly and independently from the Company, AT&T Global Services with Mexico prior to December 31, 2012.

On October 1, 2011, AT&T and Alestra agreed to an early termination of the Equipment Lease Agreement and the AT&T Global Network Cooperation Agreement (“the AGN Agreement”), the agreement which granted the Company the rights to use the “AT&T Global Services” brand name and to provide AT&T Global Services in Mexico. As of October 1, 2011, the Company ceased to provide AT&T Global Services in Mexico and ceased to use AT&T’s intellectual property, including the AT&T brand name. Until the date of termination of the AGN Agreement, Alestra paid AT&T a corporate fee based on a percentage of its revenues.

In addition, on October 1, 2011, the Company executed two commercial agreements with AGNS México pursuant to which the Company provides AGNS México certain telecommunication services in order to allow AGNS México to provide AT&T Global Services directly to their customers in Mexico. Under one of the agreements, the Company provides wholesale telecommunication services for a term of one to three years, depending on the service, which can be renewed on a monthly basis thereafter. Under the other agreement, the Company provides hosting and allocation services to AGNS México for its nodes in our facilities for a term of 15 years. Revenues from these commercial agreements have, and are expected to continue to, partially offset the loss of revenues from AT&T Global Services, expecting to have a net effect as described below.

The impact of the termination of the AGN Agreement for the year ended December 31, 2011, as shown in the table below, was Ps. 37.8 million in revenues and Ps. 39.7 million in gross profit. This represents the estimated revenues and gross profit the Company did not recognize from October 1, 2011 to December 31, 2011 in connection with the termination of the AGN Agreement, partially offset by the revenues and gross profit for the telecommunication services that the Company started providing to AGNS México in October 1, 2011.

The following table outlines the estimated impact of the termination of the AGN Agreement on the Company´s revenues and gross profits for the period from October 1 to December 31, 2011.

	October 1 to December 31, 2011
	AGN Agreement		New Services provided to AGNSMexico		Net Impact
	(in millions of Pesos)
Revenues	Ps.	245.0	Ps.	207.2	Ps.	37.8
Gross profit before depreciation and amortization and other expenses related to cost of services		205.45		165.7		39.7

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Note 3 - Summary of significant accounting policies

Following is a summary of the most significant accounting policies followed by the Company and its subsidiary, which have been applied on a consistent basis in the preparation of their financial information for the periods presented, unless otherwise indicated:

A)	Basis of preparation

These condensed consolidated financial statements as of January 1, 2011, December 31, 2011 and September 30, 2012, and for the nine month periods ended September 30, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34 “Interim financial reporting” and IFRS 1 “First time adoption of IFRS”.

The Company will adopt IFRS for the first time in its consolidated financial statements for the year ended December 31, 2012, which will include comparative consolidated financial statements for the year ended December 31, 2011. IFRS 1 requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (December 31, 2012). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (January 1, 2011), and throughout all periods presented in the first IFRS financial statements. Management has stated that the unaudited condensed consolidated IFRS financial information has been prepared in accordance with those International Accounting Standards Board (“IASB”) standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations issued and effective, or issued and early adopted at September 30, 2012. The IASB standards and IFRIC interpretations that will be applicable at December 31, 2012, including those that will be applicable on an optional basis, were not known with certainty at the time of preparation of the unaudited condensed consolidated IFRS financial information. As a result, the accounting policies used to prepare the unaudited condensed consolidated IFRS financial information are subject to change up to the reporting date of the Company’s first IFRS financial statements.

The Company changed its accounting policies from Mexican Financial Reporting Standards (MFRS) to comply with IFRS as of January 1, 2012. The transition from MFRS to IFRS has been registered in accordance with IFRS 1, setting January 1, 2011 as the transition date. The reconciliation of the effects of the transition from MFRS to IFRS is disclosed in Note 10 on the condensed consolidated financial statements.

The condensed consolidated financial statements have been prepared on a historical cost basis, except for the exemptions applied for the Company disclosed in Note 10. The accounts have been prepared on a going concern basis.

These condensed consolidated financial statements were approved by the Company’s management on November 2nd, 2012.

The condensed consolidated financial information presented herein is not directly comparative with its condensed consolidated financial information previously reported in accordance with MFRS.

The unaudited condensed consolidated financial statements are expressed in thousands of Mexican Pesos (functional and presentation currency) denoted by the symbol “Ps.”.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year.

The unaudited condensed consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, of which Alestra holds 99% of their capital stock. All significant balances and transactions have been eliminated.

The preparation of the condensed consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.

B)	Consolidation

i.	Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. When the interest of the Company in a subsidiary is less than 100%, the interest related to the external shareholders is reflected as non-controlling interest.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non controlling interest in the acquiree on an acquisition- by-acquisition basis, either at fair value or at the non controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Inter-company transactions and balances, and unrealized gains between companies are eliminated in the preparation of the consolidated financial statements. Unrealized losses are eliminated unless the transaction provides evidence of impairment in the asset transferred.

Acquisition-related costs are expensed as incurred. Accounting policies of subsidiary have been changed where necessary to ensure consistency with the policies adopted by the Company.

As of September 30, 2012, Alestra’s only subsidiary is Servicios Alestra with a participation of 99.99%.

ii.	Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and recognized initially at cost. The Company’s investment in associates includes goodwill identified on acquisition, net of any accrued impairment loss.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate. The Company’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post acquisition movements in other comprehensive income is recognized in other comprehensive income. The accrued movements after the acquisition will be adjusted against the carrying value of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Company assess at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes it in ‘share of (loss)/profit of associates accounted for using the equity method’ in the income statement.

Unrealized gains on transactions between the Company and its associates are eliminated in function of the interest in them. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed to ensure consistency with the policies adopted by the Company. When the Company ceases to have significant influence over an associate, any difference between the fair value and the retained interest is recognized in the income statement, including any consideration received for the disposal of part of the interest and the carrying amount of the investment.

As of September 30, 2012, Alestra’s only associate is Conectividad Inalámbrica 7 GHz, S. de R. L. de C.V. (Conectividad Inalámbrica).

C)	Foreign currency translation

i.	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Mexican pesos, which is the Company’s presentation and functional currency.

ii.	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges.

D)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less, all of these are subject to an insignificant risk to changes in value.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

E)	Restricted cash

Cash and cash equivalents which restrictions originate to not meet the definition of cash and cash equivalents described above, are presented in a separate line in the statement of financial position and are excluded from cash and cash equivalents in the statement of cash flow.

F)	Trade receivables

Trade receivables are amounts due from customers for services rendered in the ordinary course of business. Collection is generally expected in less than one year, as so, the Company classifies all its trade receivables as current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

G)	Advanced payments

The advanced payments mainly comprise the corporate fee required by its holding Alfa, insurances, maintenance, commissions, rights of use and annual rentals. These amounts are registered based on the contractual value and are carried to results on a monthly basis during the life to which each advanced payment correspond. The amount that corresponds to the portion to be recognized within the next 12 months is presented in current assets and the remaining amount is presented in non-current assets.

H)	Financial Instruments

Financial assets

The Company classifies its financial assets as loans and receivables. Management determines the classification of its financial assets at initial recognition.

Loans and trade receivables are non-derivative financial assets allowing for fixed or determinable payments that are not quoted in an active market. They are shown as current assets, except for those maturing in over 12 months as from the closing date of the period reported, which are classified as non-current assets. The Company’s loans and receivables are comprised of trade and other receivable from customers and related parties and cash and cash equivalents.

Loans and receivable are initially recorded at fair value and subsequently measured at their amortized cost by the effective interest rate method, less the impairment provision.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial liabilities

Financial liabilities that are not derivatives are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method. Liabilities in this category are classified as current liabilities if are expected to be settled within the next 12 months, otherwise, they are classified as non-current.

Loans are initially recognized at fair value, net of transaction costs incurred. Loans are subsequently recognized at amortized cost, any difference between the amounts received (net of transaction costs) and the settlement value is recognized in the income statement over the term of the loan using the effective interest method.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

I)	Derivative financial instruments and hedging activities

Derivative financial instruments entered into and identified as cash flow hedges are included in the balance sheet as assets and/or liabilities at fair value and are measured subsequently at its fair value. The fair value is determined based on the prices in recognized markets; when no quoted market prices are available, it is determined based on valuation techniques accepted in the financial sector.

The fair value of financial instruments hedging derivatives is classified as a non current asset or liability if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months.

The changes in the fair value of derivative financial instruments associated to cash flow hedging are recognized in equity. These derivative financial instruments for hedging are entered to hedge against an existing risk and they comply with the related hedge accounting requirements, its designation as a hedge is documented at the inception of the transaction, specifying the related objective, initial position, risks to be hedged, type of hedge relationship, characteristics, accounting recognition and how their effectiveness will be assessed. The effective portion of cash flow hedges is temporarily included in other comprehensive income in stockholders’ equity and is reclassified to income when the hedged item affects income; the ineffective portion is recognized immediately in income.

The Company suspends accounting for hedge transactions when the derivative instrument has expired, been cancelled or been exercised, when it has not reached a high degree of effectiveness to offset the changes in cash flow of the hedged item, or when its designation as a hedge is cancelled.

When suspending accounting for hedge transactions of cash flow hedges, the amounts accumulated in stockholders’ equity forming part of other comprehensive income, remain in stockholders’ equity until the effect of the forecasted transaction affects income. In the case the forecasted transaction seems unlikely to occur, the gains or losses accumulated in other comprehensive income are recognized immediately in income. When the hedge of a forecasted transaction is effective but later does not comply with the effectiveness test, the effects accumulated in other comprehensive income in stockholders’ equity are reclassified to income in proportion as the forecasted asset or liability affects income.

The derivative financial instruments were privately negotiated with various financial institutions whose strong financial condition was supported by high ratings assigned by securities and credit risk rating agencies.

The fair values of the financial derivative instruments reflected in the Company’s financial statements are determined using models that involve the use of assumptions based on past and current market conditions, and future expectations at the corresponding closing date.

J)	Inventories

Inventory stock is recorded at the lower of cost or its net realization value. The cost of the products includes only the price of goods. The net realizable value is the estimated sale price in the normal course of business, less costs estimated to conduct the sale. Cost is determined by the first-in first-out method (FIFO).

Physical inventory counts are conducted periodically and inventory records are adjusted to the results of said counts. Historically, shortages have been immaterial, as the Company has implemented strict inventory control procedures.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

K)	Property, plant and equipment

The items of property, plant and equipment will be carried at cost less any accumulated depreciation and any accumulated impairment losses in its value. The cost includes expenses directly attributable to the acquisition of the asset.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Alestra and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are recognized in the income statement during the financial period in which they are incurred. Major improvements are depreciated over the remaining useful life of the related asset.

Depreciation is determined using the straight line method, considering each of the components of the asset separately. The useful life of the classes of depreciable assets is as follows:

Years
Buildings	40 to 65
Furniture, fixtures and other	10
Transportation equipment	4
Telephone network:
Router & IP Equipment	3
Intelligent Network	5
PBX’s & Platform services	6
Digital Radio Equipment, Videoconference Equipment, Voice Network	8
Optical Direct Access and Power equipment & accessories, Transmission Network	12
Air conditioning & Lab equipment, Synchrony Network	13
Security Systems	14
Towers & infrastructure support	20
Fiber Optics	30
Computer	3
Billing and customer care plataform	7

Improvements to leased properties are depreciated in the term that is shorter between the term of the lease and the useful life.

Spare parts or replacements to be used in more than a year and attributable to specific machinery are classified as property, plant and equipment, in other fixed assets; when used, it should be assessed whether the spare part is a component to be depreciated separately or applied as maintenance expense in the income statement.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Assets classified as property, plant and equipment are subject to impairment tests when events or circumstances occur indicating that the carrying value of the assets may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable value. The recoverable value is the higher of the fair value less costs to sell and the value in use.

In the case that the carrying value is greater than the estimated recoverable value, a decrease in the carrying amount of the asset is recognized immediately to its recoverable value.

The residual values and useful lives of an asset are reviewed at least annually at the end of the reporting period and, if expectations differ from previous estimates, the changes are accounted for as a change in accounting estimates.

Gains and losses on disposal of assets are determined by comparing the value of the sale with the carrying amount and are recognized in other expense or income in the income statement.

L)	Leases

The classification as finance or operating leases depends on the substance of the transaction rather than the form of the contract.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the period of the lease.

M)	Intangible assets

Intangible assets are recognized when complying with the following characteristics: the asset is identifiable, will generate future economic benefits and the Company has control over such benefits.

Intangible assets have a finite useful life which are recognized at cost less the accumulated amortization and the recognized impairment losses. These assets are amortized using the straight line method based on their estimated useful lives, determined in accordance with the expected generation of future economic benefits, and are also subject to impairment tests, if triggering events are identified.

The estimated useful lives of the intangible assets with finite useful lives are as follows:

Years
Software and licenses	3 to 7
Concessions	20
Other	4

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

N)	Income tax

The income tax reflected in the consolidated income statement represents the tax incurred in the period, and the effects of deferred income tax determined using the asset and liability method, applying the rate established by the enacted legislation or substantially enacted at the balance sheet date where the Company and its subsidiaries operate and generate taxable income to the total temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and that are expected to apply when the deferred tax asset is realized or deferred tax liability is settled, considering in any case, the tax loss carry forwards to be recoverable. The effect of a change in income tax rates is recognized in income in the period of determination of the exchange rate.

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for 2012 is 27%. The estimated tax rate for the nine months ended September 30, 2012 was 27%.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right and when the taxes are levied by the same taxation authority.

O)	Employee benefits

i.	Pension obligations

Defined contribution plans:

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they expire. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Defined benefit plans:

A defined benefit plan is defined as an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period, together with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using the discount rates according to IAS 19 that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. The discount rate reflects the value of money over time but not the actuarial or investment risk. Additionally, the discount rate does not reflect the credit risk of the entity, nor does it reflect the risk that future experience may differ from actuarial assumptions.

Actuarial gains and losses arising from employee benefits are recognized directly in the other comprehensive income.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight line basis over the vesting period.

ii.	Other post-employment obligations

The Company provides benefits like medical care after concluded the labor relationship to its retired employees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans.

iii.	Indemnities for termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to a termination when the entity has a detailed formal plan to terminate the employment of current employees without possibility of withdrawal. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

iv.	Short term benefits

The Company provides employee benefits in the short term, which may include wages, salaries, annual compensation and bonuses payable within 12 months.

v.	Profit sharing and bonus plans

The Company recognizes a liability and an expense for bonuses and employee profit sharing in profits when it has a legal or constructive obligation to pay these benefits and determines the amount to be recognized based on the profit for the year after certain adjustments.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

P)	Provisions

Liability provisions represent a present legal obligation or constructive obligation as a result of past events where it is probable an outflow of resources to comply with the obligation and where the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

When there are similar obligations, the probability that an outflow of economic resources for settlement is determined considering them as a whole. In these cases, the provision estimated is recognized even if the probability of the outflow of cash flows on a specific item considered in the group is remote.

Provisions for restructuring costs and legal claims are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise employee termination payments.

Q)	Common stock

Common stock is classified as equity. Incremental costs directly attributable to the issuance of new common stock or options are shown in equity as a deduction, net of tax, from the proceeds.

R)	Comprehensive income

Comprehensive income is composed of net income plus other capital reserves, which are integrated by the effects of derivative financial instruments for cash flow hedges and other items that for specific requirements are reflected in stockholders’ equity and are not contributions, reductions and distribution of capital.

S)	Information by segments

Segment information is presented in a manner consistent with the internal reporting provided to the chief executive, who is the highest authority in the operational decision making, resource allocation and performance assessment of the operating segments.

T)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the services rendered in the normal course of operations. Revenues are presented net of discounts and value added taxes, and after eliminating intercompany sales.

Revenues from outgoing and incoming local and international long distance services are recorded based on the traffic minutes processed by the Company and those processed by third parties, respectively.

Revenues derived from data, internet and local are billed monthly and are recognized when services are provided.

Revenues from installation and related costs are deferred and recognized over the estimated life of the customer relationship.

Revenues from telecommunication equipment are recognized when they are delivered.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

The Company recognizes its revenue at the end of the period based on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

U)	Changes in accounting policy and disclosures

New pronouncements and amendments issued but not yet effective for periods starting January 1, 2012 and have not been adopted by the company are the following.

•	IFRS 7, “Financial Instruments: Disclosures”

In October 2012 the IASB amended IFRS 7, “Financial instruments: Disclosures”. The standard amends the required disclosures to enable users of the financial statements to evaluate risk exposure related to transfers of financial assets and the effect of these risks on the financial position of the entity. For the Company, this amendment is effective on January 1, 2013.

•	IAS 1, “Presentation of Financial Statements”

In June 2011 the IASB amended IAS 1, “Presentation of financial statements”. The main change resulting from this modification is the requirement to group items presented in other comprehensive income, on the basis of whether they are potentially reclassified to the income statement in later years. The amendments do not consider which items are presented in other comprehensive income. For the Company, this amendment is effective on January 1, 2013.

•	IFRS 9, “Financial Instruments”

IFRS 9, “Financial Instruments” was issued in November 2009 and contained requirements for classification and measurement of financial assets. Requirements for financial liabilities were included as part of IFRS 9 in October 2010. Most of the requirements for financial liabilities were taken from IAS 39 without making any changes. However, some amendments were made to the fair value option for financial liabilities to include own credit risk. In December 2011, the IASB made amendments to IFRS 9 to require its application for annual periods beginning on or after January 1, 2015.

•	IFRS 10, “Consolidated Financial Statements”

In May 2011 the IASB issued IFRS 10, “Consolidated Financial Statements”. This standard outlines the principles for the presentation of consolidated financial statements when an entity controls one or more entities. IFRS 10 defines the principle of control and establishes control as the basis for determining the entities to be consolidated in the financial statements. The standard also includes the accounting requirements for the preparation of the consolidated financial statements, as well as the requirements for application of the principle of control. IFRS 10 replaces IAS 27, “Consolidated and separate financial statements” and SIC 12 “Consolidation - Special purpose entities” and for the Company, IFRS 10 is effective on January 1, 2013.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

•	IFRS 11, “Joint Arrangements”

In May 2011 the IASB issued IFRS 11 “Joint Arrangements”. IFRS 11 classifies joint arrangements into two types: joint operations and joint ventures. The entity determines the type of joint arrangement in which it participates considering their rights and obligations. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. In a joint venture, an investment is recognized and recorded using the equity method. For the Company, IFRS 11 is effective on January 1, 2013.

•	IFRS 12, “Disclosure of Interest in Other Entities”

The IASB issued IFRS 12, “Disclosure of Interests in Other Entities” in May 2011. IFRS 12 requires an entity to disclose information to evaluate the nature and risks associated with its interests in other entities, including joint arrangements, associates and special purpose entities. For the Company, IFRS 12 is effective on January 1, 2013.

•	IFRS 13, “Fair Value Measurement”

In May 2011 the IASB issued IFRS 13, “Fair Value Measurements”. The objective of IFRS 13 is to provide a precise definition of fair value and be a single source for the measurement and disclosure requirements for fair value when it is required or permitted by other IFRSs. For the Company, IFRS 13 is effective on January 1, 2013.

•	IAS 19, “Employee Benefits”

In June 2011 the IASB amended IAS 19, “Employee Benefits”. The amendments eliminate the corridor method and show the calculation of interest expense on a net basis. For the Company, this amendment is effective on January 1, 2013.

•	IAS 27, “Separate Financial Statements”

In May 2011 the IASB amended IAS 27 under a new title “Separate Financial Statements”. This standard includes guidelines for separate financial statements that remained in place after the control provisions were included in IFRS 10. For the Company, this standard is effective on January 1, 2013.

•	IAS 28, “Investments in Associates and Joint Ventures”

In May 2011 the IASB amended IAS 28 under a new heading “Investments in Associates and Joint Ventures”. The new standard includes requirements for joint ventures and associates for recognition in accordance with the equity method. For the Company, IAS 28 is effective on January 1, 2013.

The Company’s management believes that the adoption of new standards and amendments outlined above will have no significant impact on its financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Note 4 - Property, plant and equipment, net

As of January 1st 2011, December 31, 2011 and September 30, 2012, property and equipment net, consists of the following:

Description	Land		Buildings and construction		Machinery and equipments		Telephone network		Furniture, laboratory and IT equipment		Motor vehicles		Leasehold improvements		Constructions in progress		Other fixed assets		Total

Balance at January 1st, 2011

Deemed Cost	Ps	291,719	Ps	265,257	Ps	45,380	Ps	10,805,270	Ps	540,664	Ps	33,044	Ps	67,584	Ps	296,220	Ps	1,507	Ps	12,346,645
Accumulated depreciation		—		(105,522)		(44,212)		(6,434,344)		(442,219)		(22,888)		(51,249)		—		(1,122)		(7,101,556)

Net book value	Ps	291,719	Ps	159,735	Ps	1,168	Ps	4,370,926	Ps	98,445	Ps	10,156	Ps	16,335	Ps	296,220	Ps	385	Ps	5,245,089

Year ended December 31, 2011
Opening net book value		291,719		159,735		1,168		4,370,926		98,445		10,156		16,335		296,220		385		5,245,089
Additions		10,056								2,166		2,251				726,141				740,614
Disposals						(435)		(261,751)		70		(471)								(262,587)
Depreciation charge				(4,383)		(380)		(850,814)		(41,873)		(3,799)		(5,416)				(150)		(906,815)

Transfers				11,864		456		649,310		21,398				3,314		(686,342)				—

Closing net book value		301,775		167,216		809		3,907,671		80,206		8,137		14,233		336,019		235		4,816,301

At December 31, 2011
Cost		301,775		277,062		56,106		10,882,584		521,720		32,331		70,895		336,019		1,507		12,479,999
Accumulated depreciation		—		(109,846)		(55,297)		(6,974,913)		(441,514)		(24,194)		(56,662)		—		(1,272)		(7,663,698)

Net book value at December 31, 2011	Ps	301,775	Ps	167,216	Ps	809	Ps	3,907,671	Ps	80,206	Ps	8,137	Ps	14,233	Ps	336,019	Ps	235	Ps	4,816,301

Period ended September 30, 2012
Opening net book value		301,775		167,216		809		3,907,671		80,206		8,137		14,233		336,019		235		4,816,301
Additions		466						225				8,232		1,795		492,482				503,200
Disposals						(10)		(3,974)		(28)		(129)								(4,141)
Depreciation charge				(3,395)		(226)		(523,142)		(30,473)		(3,188)		(3,369)				(113)		(563,906)
Transfers				7,194				474,398		30,570						(512,162)				—

Closing net book value		302,241		171,015		573		3,855,178		80,275		13,052		12,659		316,339		122		4,751,454

At September 30, 2012
Cost		302,241		284,256		44,411		11,290,231		506,062		37,437		72,689		316,339		1,507		12,855,173
Accumulated depreciation		—		(113,241)		(43,838)		(7,435,053)		(425,787)		(24,385)		(60,030)		—		(1,385)		(8,103,719)

Net book value at September 30, 2012	Ps	302,241	Ps	171,015	Ps	573	Ps	3,855,178	Ps	80,275	Ps	13,052	Ps	12,659	Ps	316,339	Ps	122	Ps	4,751,454

Depreciation charged to income, was Ps. 547,811 and Ps 563,906 for the periods ended September 30, 2011 and 2012, respectively. As of January 1st, 2011, property and equipment include assets acquired under capital leases of Ps. 545 with no balance in subsequent periods.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Note 5 - Debt

As of January 1st, 2011, December 31, 2011 and September 30, 2012, bank loans, notes payable and capital leases consist of the following:

	At January 1, 2011		At December 31, 2011		At September 30, 2012

Senior Notes	Ps	2,540,111	Ps	2,886,419	Ps	2,584,418
Unsecured bank loans		123,828		139,804		—
Notes Payable(1)		404,007		83,951		—

		3,067,946		3,110,174		2,584,418

Less: current portion of non-current debt		(335,799)		(187,537)		(39,721)

Non-current debt(2)	Ps	2,732,147	Ps	2,922,637	Ps	2,544,697

(1)	At January 1, 2011, December 31, 2011 and September 30, 2012, bank loans and notes payable incurred interest at an average rate of 5.32% for the three years.

The fair value of bank loans and notes payable approximated their current carrying amounts, as the impact of discounting is not significant.

(2)	The carrying amounts, terms and conditions of non-current debt are as follows:

Description	Currency	At January 1, 2011		At December 31, 2011		At September 30, 2012		Maturity date “DD/MM/YYYY”	Interest rate

11.750% Senior Notes (a)	Usd	Ps	2,422,210	Ps	2,753,046	Ps	2,544,697	11/08/2014	13%

Total Senior Notes			2,422,210		2,753,046		2,544,697

Comerica Bank (b)	Usd		123,571		139,787			—	4%

Total unsecured bank loans			123,571		139,787		—

Cisco System Capital Corporation (c)	Usd		94,927		16,305		—	—	5%
Hewlett Packard Operations Mexico (d)	Usd		77,040		13,499		—	—	5%
Huawei Technologies de Mexico (e)	Usd		14,399		—		—	—	6%

Total Other			186,366		29,804		—

TOTAL		Ps	2,732,147	Ps	2,922,637	Ps	2,544,697

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

a)	On August 11, 2009 the Company performed a debt offering by issuing unsecured senior notes for a total amount of US$200 million. The senior notes bear interest at annual rate of 11.750% payable semi-annually in cash on February and August of each year with a maturity on August 11, 2014 (“11.750% Senior Notes”). The 11.750% Senior Notes principal will be paid at maturity and is presented as long-term in the balance sheet.

The proceeds obtained in the issuance of the 11.750% Senior Notes were used to refinance the Company’s 8% Senior Notes due June 2010 (“8% Senior Notes”).

On October 7, 2009, the Company filed a registration statement on Form F-4 in order to register its offer to exchange its outstanding 11.750% Senior Notes due 2014 with new notes that have been registered under the U.S. Securities Act of 1933, as amended. This registration statement became effective on January 6, 2010.

The costs and expenses, including the placing of premiums and discounts of this new issuance, which at December 31, 2009 amounted to Ps66,166 (US$5.1 million), will be amortized over the life of the 11.750% Senior Notes.

The Company may redeem, at any time, the 11.750% Senior Notes, in whole but not in part, by paying the greater of 100% of the principal amount of such notes and the sum of the present value of each remaining scheduled payment of principal and interest discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the indenture for the 11.750% Senior Notes) plus 50 basis points, in each case plus accrued and unpaid interest.

In the event of a change in the Company’s control structure, for example in the case of change of the interest ownership partners of the Company and with certain exceptions, the holders of the 11.750% Senior Notes are entitled to demand that the Company repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

The indenture for the 11.750% Senior Notes and other credit agreements contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of January 1, 2011, December 31, 2011 and September 30, 2012 the Company is in compliance with all required covenants.

The indenture governing the Company’s 11.750% senior notes due 2014 contains the following covenants, among others, each subject to certain customary exceptions and carve-outs:

•

Subject to specified exceptions, we may not incur indebtedness unless consolidated leverage ratio (as defined in the indenture) would be less than 3.50 to 1.0 and the Company’s consolidated fixed charge coverage ratio (as defined in the indenture) would be greater than or equal to 2.0 to 1.0. The Company’s consolidated leverage ratio was less than 3.50 to 1.0 and consolidated fixed charge coverage ratio was greater than 2.0 to 1.0;

•

Subject to specified exceptions, we may not make any restricted payments, including the payment of dividends, unless we can incur at least one additional dollar of indebtedness under the ratios above, no event of default has occurred and is continuing, and the sum of all restricted payments since the issuance of the debt is less than a specified amount (such amount is based on a percentage of the Company’s consolidated net income, capital stock contributions and returns on unrestricted subsidiaries, as defined in the indenture, and other investments); and subject to specified exceptions, we may not incur any liens on any of the Company’s properties unless the notes are equally and ratably secured.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

b)	At September 30, 2012 the annual maturities of the total non-current debt, corresponding to the 11.750% Senior Notes of $2,544,697 is on 2014.

On September 27, 2010 the Company signed a loan with Comerica for U.S. 10 million bearing interest at 3-month adjusted LIBOR rate plus 3.75%. Interest were payable quarterly and principal was payable in four equal installments of U.S. 2.5 million starting on March 31, 2011 with a maturity on September 30, 2012. On December 23, 2011, the loan was paid in full.

On December 23, 2011 the Company signed a new loan agreement with Comerica Bank (“Comerica”) for U.S. 10 million bearing interest at 3-month LIBOR rate plus 3%. Interest are payable quarterly and principal is payable in four equal installments of U.S. 2.5 million in September 30, 2013, December 31, 2013, March 31,2014 and June 30, 2014. As of September 30, 2012, the loan was paid in full.

c)	The Company issued ten promissory notes for a total amount of U.S. 37.2 million to acquire goods with its supplier Cisco Systems Capital Corporation. Each note has a maturity of 36 months at an annual interest rates between 5.15% and 5.67%. During 2011, the Company paid in advance nine of the ten promissory notes for a total of U.S. 11.1 million. At December 31, 2011 amount due was U.S. 3.09 million. As of September 30, 2012, the loan was paid in full.

d)	From October 1, 2008 to March 31, 2010, the Company signed five promissory notes with Hewlett Packard Operations de México, S. de R. L. de C. V. (“HP”), for the acquisition of goods for a total amount of U.S. 18.8 million. The payments will be made on a monthly basis in 48 installments and annual interest rates between 5.21% and 7.082%. During 2011, the Company paid in advance four of the five promissory notes for a total of U.S. 7.5 million. At December 31, 2011 amount due was U.S. 1.75 million, as of September 30, 2012, the loan was paid in full.

e)	On March 17, 2010, the Company signed a promissory note with Huawei Technologies de México S. A. de C. V. (“Huawei”), for the acquisition of goods for a total amount of U.S. 3.5 million. The payments were made quarterly at an annual interest rate of 5.50%. At December 31, 2011, the amount outstanding was U.S. 1.17 million, as of September 30, 2012, the loan was paid in full.

Note 6 - Employee benefits

Defined contribution plans:

The Company has a defined contribution plan. In accordance with the structure of this plan, the reduction in labor liabilities is reflected progressively. The Company has established irrevocable trust funds for payment of defined contribution plan. The contributions in 2012 amounted to Ps. 28,987 (Ps. 34,463 in December 2011).

Defined benefit plans:

The valuation of defined benefit plan is based primarily on years of service completed by the Company’s employees, their current age and estimated salary at retirement date.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Following is a summary of the principal consolidated financial data relative to these obligations:

	At January 1, 2011		At December 31, 2011		At September 30, 2012
Obligation in the balance sheet:
Pension benefits	Ps	76,431	Ps	71,969	Ps	65,227
Post-employment medical benefits		3,809		3,635		3,901

Liability in balance sheet	Ps	80,240	Ps	75,604	Ps	69,128

Charge in the income statement:
Pension benefits		—	Ps	5,083	Ps	5,215
Post-employment medical benefits		—		379		289

		—	Ps	5,462	Ps	5,504

Pension Benefits

The Company operates defined benefits pension plan based on employee pensionable remuneration and length of service.

The amounts recognized in the balance sheet correspond to the present value of funded obligations for an amount of Ps. 76,431, Ps. 71,969, and Ps. 65,227 at January 1, 2011, December 31, 2011 and September 30, 2012, respectively.

The movement in the defined benefit obligation over the period of 2011 is as follows:

	2011
At January 1, 2011	Ps	76,431
Current service costs		2,029
Interest cost		4,786
Actuarial gain/(loss)		(239)
Benefits paid		(11,038)

At December 31, 2011	Ps	71,969

The amounts recognized in the income statement are as follows:

	Nine months ended September 30,
	2011		2012
Current service cost	Ps	1,521	Ps	1,725
Interest cost		3,710		3,899
Actuarial gain/(loss)		(480)		(409)

Total	Ps	4,751	Ps	5,215

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

The principal actuarial assumptions were as follows:

	At January 1, 2011	At December 31, 2011
Discount rate	7.5%	8.3%
Inflation rate	4.3%	5.3%
Growth rate of wages	5.3%	5.3%
Expected life	14.8	14.9
Future salary increases	5.3%	5.3%

Post employment medical benefits

The Company operates only one post-employment medical benefits scheme. The method of accounting, assumptions and the frequency of valuations are similar to those used for defined benefit pension schemes.

In addition to the assumptions set out above, the main actuarial assumption is a long-term increase in health costs annually 7.5% in 2012 and in 2011.

The amounts recognized in the balance sheet correspond to the present value of funded obligations for an amount of Ps. 3,809, Ps. 3,635, and Ps. 3,901 at January 1, 2011, December 31, 2011 and September 30, 2012, respectively.

Movement in defined benefit obligation is as follows:

	2011
At January 1, 2011	Ps	3,809
Current service costs		93
Interest cost		286
Actuarial gain/(loss)		(553)

At December 31, 2011	Ps	3,635

The amounts recognized in the income statement were as follows:

	Nine months ended September 30,
	2011		2012
Current service cost	Ps	70	Ps	65
Interest cost		214		224

Total	Ps	284	Ps	289

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

At December 31, 2011 the effect of a 1% movement in the assumed medical cost trend rate is as follows:

	Increase		Decrease
Effect on the aggregate of the current service cost and interest cost	Ps.	109	Ps.	69
Effect on the defined benefit obligation		4,422		3,019

Note 7 - Income tax

	Three months ended September 30				Nine months ended September 30,
	2011		2012		2011		2012
Income tax:
Current Income tax	Ps	7,800	(Ps	39,524)	(Ps	71,303)	(Ps	138,255)

Deferred income tax		47,827		(58,008)		58,750		(57,850)

Benefit/(expense) income tax	Ps	55,627	(Ps	97,532)	(Ps	12,553)	(Ps	196,105)

In accordance with the modifications of the Income tax law published on December 7, 2009, the income tax applicable for 2010 to 2012 is 30%, for 2013, 29% and from 2014 and on 28%.

Estimated income tax

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for 2012 is 27%. The estimated tax rate for the nine months ended September 30, 2012 was 27%. The estimated amounts registered for Income Tax for the interim periods can change with the annual Income Tax calculation.

The charge/(credit) of the tax related to the components of other comprehensive income for the three and nine months ended September 30, 2011:

	Three months ended September 30, 2011						Nine months ended September 30,2012
	Before taxes		Tax charge/ (credit)		After tax		Before taxes		Tax charge/ (credit)		After tax

Cashflow hedges deferred tax	Ps	4,483	(Ps	1,345)	Ps	3,138	Ps	828	(Ps	248)	Ps	580

As of September 30, 2012, there was no charge/ (credit) of tax related components in other comprehensive income to disclose.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Note 8 - Segments

Until 2011 the Company had two reportable segments: a) Long Distance and b) Data, internet and local services. However, in 2011 the Company made a change to the way it reported information to its Chief Operating Decision Maker (CODM). This change is due to the continual evolution of the telecommunications industry in Mexico.

The Company determined in 2011 that due to developments in the telecommunications industry, it was no longer relevant to analyze its business under the two previous reportable segments. The Company has determined that its business strategy in the future should be more focused on the value added services, such as IT, data and internet. As a result, the Company is allocating more resources to this area. In addition, with changes in industry in Mexico, long distance revenues continue to decrease and this service is not seen as the primary area for future growth. Therefore, the Company has determined that it will focus future efforts on the IT, data and internet services offered to the commercial and small business sectors.

In addition, during 2011, Alfa purchased from AT&T 100% of the Company’s outstanding equity. This resulted in the Company no longer offering AT&T global services as well as resulted in a shift in management´s strategic focus, which includes expanding and growing value added services.

As a result of the aforementioned business changes, in 2011, the Company’s CODM shifted its focus in analyzing the overall business. It now views the Company as having three operating segments: a) Enterprise Segment, b) Small Business and Consumer Segment, c) International Segment.

Information used to make strategic decisions is reported to the CODM based on these three operating segments. The focus of the three operating segments is described as follows.

The Enterprise operating segment offers communication services, and value added services such as IT, data and internet, managed through the Company’s network and infrastructure, for multinational companies, as well as international and national businesses and local government entities.

The Small Business and Consumer Services operating segment offers communication products and services to the consumer and small businesses market. The International Services operating segment offers communication services to operators with international incoming traffic terminating in Mexico. The Small Business and Consumer Services operating segment and the International Services operating segment are not considered individual reportable segments due to a lack of compliance with quantitative limits, as established in IFRS 8 “Operating Segments” for any of the reported years. Pursuant to this standard, operating segments with total revenues equaling less than 10% of total Company revenues are not required to be reported separately and can be grouped with other operating segments that do not meet the 10% threshold, as long as the sum of these grouped operating segments do not exceed 25% of total revenues. Therefore, the financial information of the Small Business and Consumer Services operating segment and the International Services operating segment segments is grouped together and presented as “other segments”.

In addition to the three operating segments focused on the client, the remaining operations of the Company are included within the category of “Non-Allocated expenses” to be integrated to the consolidated results of the Company. The “Non-Allocated Expenses” category includes expenses associated with the centralized functions of the group including the acquisition and supply chain, administration and management of the entity.

These operating segments are managed separately since the products and services offered and the markets they are focused on are different. The resources are assigned to the operating segments considering the strategies defined by the Company’s management. The transactions between the operating segments are carried out at market values.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Performance of the operating segments is measured based on the Business Unit Contribution (BUC), defined as the operating income of each operating segment, including revenues, costs and expenses direct from the segment, as included in the internal financial reports reviewed by the CODM.

The adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The adjusted EBITDA is considered a useful measure of the business operating performance since it shows the income before depreciation and amortization, and it also provides a significant analysis of the commercial performance upon excluding specific items disclosed separately due to their nature or incidence. The interest expense and income are not assigned to the reportable segments, since this activity is managed globally by the central treasury of the group.

When projects are not directly attributable to a particular operating segment, the capital expense is assigned to each segment based on the ratio of estimated future economic benefits resulting from that capital expenditure.

Following is the consolidated financial information of the reporting segments:

I.	Segments analytic information

	Nine months ended September 30, 2011						Nine months ended September 30, 2012
	Enterprise Segment		Other Segments		Total		Enterprise Segment		Other Segments		Total

Segment revenue	Ps	3,301,882	Ps	209,410	Ps	3,511,292	Ps	3,325,210	Ps	163,745	Ps	3,488,955
Internal Revenue

Revenues from external costumers	Ps	3,301,882	Ps	209,410	Ps	3,511,292	Ps	3,325,210	Ps	163,745	Ps	3,488,955

Business unit contribution (BUC)	Ps	1,882,484	Ps	59,045	Ps	1,941,529	Ps	2,093,994	Ps	61,813	Ps	2,155,807
Not assignable expenses						(754,392)						(774,589)

Adjusted EBITDA						1,187,137						1,381,218
Other income						(22,208)						(14,662)
Depreciation and amortization						(619,061)						(625,080)

Operative income						545,868						741,476
Finance result, net						(470,566)						(18,149)

Income before tax					Ps	75,302					Ps	723,327

	Three months ended September 30, 2011						Three months ended September 30, 2012
	Enterprise Segment		Other Segments		Total		Enterprise Segment		Other Segments		Total

Segment revenue	Ps	1,144,510	Ps	64,149	Ps	1,208,659	Ps	1,106,545	Ps	54,246	Ps	1,160,791
Internal Revenue		—

Revenues from external costumers	Ps	1,144,510	Ps	64,149	Ps	1,208,659	Ps	1,106,545	Ps	54,246	Ps	1,160,791

Business unit contribution (BUC)	Ps	651,304	Ps	18,921	Ps	670,225	Ps	664,628	Ps	20,012	Ps	684,640
Not assignable expenses						(259,747)						(258,998)

Adjusted EBITDA						410,478						425,642
Other income						(10,739)						(8,246)
Depreciation and amortization						(201,314)						(203,648)

Operative income						198,425						213,748
Finance result, net						(427,979)						84,863

Income before tax					Ps	(229,554)					Ps	298,611

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Other information:

Fixed Assets investment:

	Nine months ended September, 30 2011						Nine months ended September, 30 2012
	Enterprise Segment		Other Segments		Total		Enterprise Segments		Other Segments		Total

PP&E	Ps	59,909	Ps	570	Ps	60,479	Ps	509,982	Ps	440	Ps	510,422
Intangible Assets		454,341		354		454,695		41,814		72		41,886

Capex Investments	Ps	514,250	Ps	924	Ps	515,174	Ps	551,796	Ps	512	Ps	552,308

II. General Information

a.	By product or service

Revenues by service

	Nine months ended September, 30 2011						Nine months ended September, 30 2012
	Enterprise		Other Segments		Total		Enterprise		Other Segments		Total

Long distance	Ps	625,906	Ps	92,822	Ps	718,728	Ps	592,565	Ps	56,197	Ps	648,762
Data, Internet and Local		1,827,153		116,588		1,943,741		1,721,923		107,548		1,829,471
Corporate services of IT		848,823				848,823		1,010,722				1,010,722

Total revenues by services	Ps	3,301,882	Ps	209,410	Ps	3,511,292	Ps	3,325,210	Ps	163,745	Ps	3,488,955

	Three months ended September, 30 2011						Three months ended September, 30 2012
	Enterprise		Other Segments		Total		Enterprise		Other Segments		Total

Long distance	Ps	214,397	Ps	27,648	Ps	242,045	Ps	184,032	Ps	18,656	Ps	202,688
Data, Internet and Local		618,175		36,501		654,676		577,173		35,590		612,763
Corporate services of IT		311,938				311,938		345,340				345,340

Total revenues by services	Ps	1,144,510	Ps	64,149	Ps	1,208,659	Ps	1,106,545	Ps	54,246	Ps	1,160,791

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

b.	By geographic segments

Revenues by geographic zone

	Nine months ended September, 30
	2011		2012

México	Ps	3,456,735	Ps	3,460,517
Outside Mexico		54,557		28,438

Total revenues	Ps	3,511,292	Ps	3,488,955

	Three months ended September, 30
	2011		2012

México	Ps	1,193,134	Ps	1,150,900
Outside Mexico		15,525		9,891

Total revenues	Ps	1,208,659	Ps	1,160,791

Note 9 - Commitments and contingencies

At September 30, 2012 the company has the following commitments and contingencies:

a)	At September 30, 2012, the Company has commitments from agreements to lease office space classified as operating leases. The leases payments are subject to escalation factors based on the NPCI. At December 31, 2011, future minimum lease payments under non cancelable operating leases with terms in excess of one year are as follows:

Year
2012	Ps.	126,423
2013		124,959
2014		108,809
2015		84,801
2016 onwards		165,798

	Ps.	610,790

Lease expense for January 1, 2011, December 31, 2011 and September 30, 2012 was Ps. 103,748, Ps. 108,477 and Ps. 87,263, respectively.

b)	As of January 1, 2011, December 31, 2011 and September 30, 2012, the Company obtained performance bonds for Ps. 271,157, Ps. 315,754, and Ps. 323,834, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

c)	As of January 1, 2011, December 31, 2011 and September 30, 2012, the Company had outstanding commitments to acquire equipment and other capital expenditures related to the construction of its telecommunications network amounting to U.S. 14.6 million (Ps. 180,529), U.S. 11.7 million (Ps. 163,551) and U.S. 13.645 million (Ps. 175,367), respectively.

d)	In August 2006, ABA Seguros, S. A. de C. V. (“ABA Seguros”) and 7 ELEVEN, Inc. (“7-Eleven”) filed a claim against Servicios Alestra in the amount of Ps 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa, S. A. de C. V. under the theory of subrogation of rights. Servicios Alestra filed a response with the support of ACE Seguros (insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. In July, 2010, a Civil Judge decided to acquit Servicios Alestra of responsibility for the damages caused from the fire. In August, 2010, ABA Seguros and 7-Eleven appealed the sentence dictated by the Civil Judge, but on January 2011, a Magistrate of the Court of Appeals confirmed the sentence dictated by the Civil Judge. Despite this decision, ABA Seguros and 7-Eleven could ask for an amparo (constitutional guarantee for protection of civil rights). At September 30, 2012, a resolution, which resulted favorable for the Company, has been reached by Judge.

e)	The Company is involved in a dispute with Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding interconnection services rates applicable for 2008, 2009, 2010 and 2011 and had requested the intervention of Cofetel. The disagreement is requesting a resolution regarding the interconnection traffic tariffs for telecommunication networks applicable during 2010 and long distance interconnection traffic (interurban transportation) during 2008 and 2009. On September 8, 2009, a trust was created by the Company and Telmex with BBVA Bancomer (as a trustee) to guarantee the payment of fixed interconnection services on dispute applicable for 2008; this trust contract was modified to include the amounts in dispute for 2009 and 2010. Once the parties reach an agreement or the corresponding disagreements are definitely solved, the trust funds as well as the yields thereof will be distributed or applied to future services, as agreed. As of September 30, 2012, the trust balance was Ps. 420,446. On 2011, Alestra and Telmex did not extend the trust contract and therefore, from January 1, 2011, the Company ceased depositing into the trust agreement. Since the date of the formation of the trust through September 30, 2012, no amounts have been paid related to this dispute. Since April 2012, Alestra and Telmex restarted negotiations and the basis for the provision in regard to resale interconnection rates has changed prospectively based on Alestra´s Management analysis and judgment, given the latest reliable information available and market conditions. As of the date of issuance of these interim financial statements, the Company continues its negotiations with Telmex and it is expected that they may reach an agreement in the near future. In the Company’s opinion, although the outcomes of the mentioned proceedings are uncertain, they should not have a material adverse affect on its financial results, financial condition or cash flows; however, as of the date of issuance of these financial statements, the Company believes that it has recognized sufficient provisions to address such contingencies.

f)	The Company is also in disputes with mobile companies associated with Telefónica regarding mobile interconnection services rates for 2011 and 2012. As of the date of these interim financial statements, management continues its negotiations with Telefónica. Although the outcome of the aforementioned proceedings is uncertain, the Company does not believe that an adverse decision would have a material effect on its business, financial condition, results of operation or cash flows.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Note 10 - First time adoption of international financial reporting standards (IFRS)

Until 2011, the Company prepared its consolidated financial statements in accordance with Mexican Financial Reporting Standards. Starting in 2012, the Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

In accordance with IFRS 1, “First-time adoption of International Financial Reporting Standards”, the Company considered January 1, 2011 as the transition date and January 1, 2012 as the adoption date. The amounts included in the consolidated financial statements for the year 2011 had been reconciled in order to be presented with the same standards and criteria applied in 2012.

For this transition, the Company identified and quantified the differences between MFRS and IFRS for purposes of the opening IFRS balance sheet dated January 1, 2011, as well as for the conversion to IFRS of its financial information systems.

In preparing its opening IFRS balance sheet, based on IFRS 1 “First time adoption of IFRS”, the Company has adjusted the amounts reported previously in financial statements prepared under MFRS. An explanation of how the transition from MFRS to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and notes.

1.	Initial Elections Upon Adoption

1.1.	IFRS Exemption Options applied by the Company

1.1.1.	Exemption for fair value as deemed cost

IFRS 1 provides the option to measure at its fair value an item of property, plant and equipment, and certain intangibles at the date of transition to IFRS and use such fair value as its deemed cost at that date or to use a previous GAAP (Generally Accepted Accounting Principles) revaluation, if the revaluation is broadly comparable to: (a) fair value; or (b) cost or depreciated cost in accordance with IFRS, adjusted to recognize the inflation index changes.

The Company elected, at its transition date, to measure its land and buildings at fair value. For the rest of the property, plant and equipment, the Company elected to use its MFRS revaluation as deemed cost under IFRS. The net effect from revaluation was recognized against the opening balance of retained earnings under IFRS at its transition date. Subsequently, the Company accounts for its property, plant and equipment using the cost method in accordance with IFRS.

1.1.2.	Exemption for employee benefits

IFRS 1 provides retrospective relief from applying IAS 19, “Employee Benefits” (“IAS 19”), for the recognition of actuarial gains and losses. In line with this exemption, the Company elected to recognize all cumulative actuarial gains and losses that existed at its transition date against the opening balance of retained earnings for all employee benefit plans.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

1.2.	IFRS Mandatory Exceptions applicable to the Company

1.2.1.	Hedge accounting exception

Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in IAS 39, ‘Financial instruments: Recognition and measurement’, at that date. Hedging relationships cannot be designated retrospectively, and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of 1 January 2010 are reflected as hedges in the group’s results under IFRS.

1.2.2.	Exception for estimation

IFRS estimates at January 1, 2011 are consistent with the estimates as at the same date made in conformity with MFRS.

1.2.3	Other Mandatory Exceptions

The other mandatory exceptions of IFRS 1 related to derecognition of financial assets and financial liabilities and non-controlling interests were applied, and the impact was not material to the Company.

2.	Reconciliations of MFRS to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The Company’s first-time adoption did not have an impact on the total operating, investing or financing cash flows or in other comprehensive income. The following tables represent the reconciliations from MFRS to IFRS for the respective periods noted for equity and earnings.

A)	Reconciliation of consolidated equity as of January 1, 2011, September 30, 2011 and December 31, 2011.

B)	Reconciliation of consolidated net income for the three months ended September 30, 2011, the nine months ended September 30, 2011, and the year ended December 31, 2011.

C)	Description of the effects from the transition to IFRS.

D)	Description of significant effects from the transition to IFRS in the consolidated cash flow statement for the year ended December 31, 2011

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

A)	Reconciliation of consolidated equity

		January 1, 2011						December 31, 2011						September 30, 2011
	Note	MFRS		Adj		IFRS		MFRS		Adj		IFRS		MFRS		Adj		IFRS
Assets
Current Assets:
Cash and cash equivalents		Ps	486,224			Ps	486,224	Ps	488,091			Ps	488,091		$291,628			Ps	291,628
Trade receivables and other receivables, net			493,030				493,030		513,219				513,219		683,544				683,544
Due from affiliates and other related parties			7,974				7,974		8,225				8,225		48,148				48,148
Other receivables			104,924				104,924		110,059				110,059		88,912				88,912
Prepaid expenses			41,213				41,213		91,876				91,876		71,005				71,005
Other current assets			28.396				28.396		40,165				40,165		118,202				118,202

Total current assets			1,161,761				1,161,761		1,251,635				1,251,635		1,301,439				1,301,439

Non-current:
Restricted cash and cash equivalents			378,207				378,207		408,698				408,698		404,771				404,771
Property, plant and equipment, net	b		5,077,968		167,121		5,245,089		4,650,316		165,985		4,816,301		4,725,954		170,421		4,896,375
Deferred charges and other assets, net	a, c		325,400		(82,152)		243,248		341,666		(68,212)		273,454		245,655		(29,747)		215,908
Deferred income tax assets	e		198,853		(17,950)		180,903		450,164		(25,966)		424,198		259,442		(20,036)		239,406
Prepaid expenses			—				—		58,934				58,934		107,900		(39,144)		68,756

Total non-current assets			5,980,428				6,047,447		5,909,778				5,981,585		5,743,722				5,825,216

Total Assets			7,142,189		67,019		7,209,208		7,161,413		71,807		7,233,220		7,045,161		81,494		7,126,655

Liabilities and equity
Current liabilities:
Current debt	g		216,957		118,842		335,799		54,064		133,473		187,537		152,108		45,514		197,622
Accounts payable			307,567				307,567		217,654				217,654		222,876				222,876
Due to affiliates and other related parties			9,790				9,790		1,352				1,352		4,495				4,495
Dividends payable			123,571				123,571		—				—		—				—
Other accounts payable and accrued expenses			354,670				354,670		623,240				623,240		597,768				597,768
Interest payable	g		118,842		(118,842)		—		133,473		(133,473)		—		45,514		(45,514)		—

Total current liabilities			1,131,397				1,131,397		1,029,783				1,029,783		1,022,761				1,022,761

Non-current:
Non-current debt	c, g		2,781,357		(49,210)		2,732,147		2,965,330		(42,693)		2,922,637		2,759,665		(42,534)		2,717,131
Provision			454,895				454,895		577,876				577,876		544,127				544,127
Employee benefits obligations	d		106,746		(26,506)		80,240		111,070		(35,466)		75,604		101,382		(27,144)		74,238

Total non-current liabilities			3,342,998				3,267,282		3,654,276				3,576,117		3,405,174				3,335,496

Total Liabilities			4,474,395		(75,716)		4,398,679		4,684,059		(78,159)		4,605,900		4,427,935		(69,678)		4,358,257

Equity:
Equity attributable to owners of the parent:
Common stock	a		1,394,971		(213,625)		1,181,346		1,394,971		(213,625)		1,181,346		1,394,971		(213,625)		1,181,346
Retained earnings	a, d, e		1,272,865		356,360		1,629,225		1,082,392		363,591		1,445,983		1,222,297		364,797		1,587,094
Total shareholders’ equity			2,667,836		142,735		2,810,571		2,477,363		149,966		2,627,329		2,617,268		151,172		2,768,440
Non-controlling interest			(42)				(42)		(9)				(9)		(42)				(42)

Total Equity			2,667,794		142,735		2,810,529		2,477,354		149,966		2,627,320		2,617,226		151,172		2,768,398

Total Liabilities and Equity		Ps	7,142,189	Ps	67,019	Ps	7,209,208	Ps	7,161,413	Ps	71,807	Ps	7,233,220	Ps	7,045,161	Ps	81,494	Ps	7,126,655

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

B)	Reconciliation of consolidated net income

		December 31, 2011						Three months ended September 30, 2011						Nine months ended September 30, 2011
	Note	MFRS		Adj		IFRS		MFRS		Adj		IFRS		MFRS		Adj		IFRS

Revenues		Ps	4,697,326			Ps	4,697,326	Ps	1,208,659			Ps	1,208,659	Ps	3,511,292			Ps	3,511,292
Cost of services			(1,492,696)				(1,492,696)		(376,425)				(376,425)		(1,090,272)				(1,090,272)

Gross profit before depreciation and amortization related to cost of services			3,204,630				3,204,630		832,234				832,234		2,421,020				2,421,020

Depreciation and amortization
And other expenses related to cost of services			(896,485)				(896,485)		(391,647)				(391,647)		(1,176,562)				(1,176,562)

Gross profit			2,308,145				2,308,145		440,587				440,587		1,244,458				1,244,458

Administrative, selling and other operating expenses	a, b, d		(1,761,992)	Ps	17,661		(1,744,331)		(236,624)	Ps	5,201		(231,423)		(687,440)	Ps	11,058		(676,382)
Other income/ (expense), net	f		(31,182)				(31,182)		(10,739)				(10,739)		(22,208)				(22,208)

Operating income			514,971				532,632		193,224				198,425		534,810				545,868

Finance income			9,007				9,007		2,596				2,596		5,827				5,827
Finance cost	g		(352,834)		(1,474)		(354,308)		(90,171)		(950)		(91,121)		(260,828)		(534)		(261,362)
Exchange (loss) gain			(335,733)				(335,733)		(339,454)				(339,454)		(214,972)				(214,972)

Finance result, net			(679,560)				(681,034)		(427,029)				(427,979)		(469,973)				(470,507)

Share of (loss)/profit of associate			—				—		—		—		—		(59)				(59)

Profit before income tax			(164,589)				(148,402)		(233,805)				(229,554)		64,778				75,302
Income tax expense			78,996		(8,279)		70,717		56,664		(1,037)		55,627		(10,466)		(2,087)		(12,553)

Profit (loss) for the period			(85,593)		7,908		(77,685)		(177,141)		3,214		(173,927)		54,312		8,437		62,749

Profit attributable to:
Owners of the parent		(Ps	85,560)			(Ps	77,652)	(Ps	177,140)			(Ps	173,926)	Ps	54,311			Ps	62,748
Non-controlling interest			33				33		(1)				(1)		1				1

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

C)	Description of the effects from the transition to IFRS

a) Recognition of effects of inflation

In accordance with IAS 29, “Financial reporting in hyper-inflationary economies”, the effects of inflation in the financial information must be recognized for hyper-inflationary economies, when the accumulated inflation rate for the last three years exceeds 100%. Since the Company and its subsidiary are located in non-hyper-inflation economies, the effects of inflation recognized under MFRS from 1998 to 2007 were cancelled for the non-hyper-inflationary periods, except for “Property, plant and equipment” (due to the deemed cost exception of IFRS 1).

b) Fair value at deemed cost

Some asset classes of property, plant and equipment, specifically land and buildings were revalued at the date of transition to recognize that fair value as deemed cost. The Company engaged an independent accredited licensed valuer to perform the valuation of assets, and to determine its revalued amount, including accumulated depreciation.

Following are the previous book values and the fair values of the revalued assets:

	Previous book values		Fair Value		Adjustment

Land	Ps.	165,039	Ps.	291,719	Ps.	126,680
Buildings		119,294		159,735		40,441

Total	Ps.	284,333	Ps.	451,454	Ps.	167,121

c) Debt issuance costs

In accordance with IAS 39, “Financial instruments: recognition and measurement”, debt issuance costs are decreased from the book value of the financial liability, due to the fact that, at the date of transition, the Company reclassified the debt issuance costs from Intangible Assets to Non-current Debt in the amortized cost calculation.

d) Employee benefits

MFRS D-3, “Employee Benefits” establishes that termination benefits, including those that are paid in case of involuntary termination, are considered in actuarial calculations in order to estimate the corresponding liability. For IAS 19, an entity recognizes termination benefits as a liability only when the entity is required to (a) conclude the contract before the retirement date; or (b) establish termination benefits as a result of offers made to promote voluntary dismissal. Therefore, the Company cancelled the provision recognized at the date of transition.

In accordance with IFRS 1, “First-time adoption of International Financial Reporting Standards”, the Company recognized accumulated actuarial gains and losses within retained earnings at the date of transition.

e) Deferred taxes

IAS 12, Income tax, contains an exception for recognizing a deferred tax asset or liability for cumulative or deductible temporary differences that rise when recognizing an asset or liability for the first time in a transaction that is not a business combination and in its initial recognition, it does not affect the accounting gain nor the tax gain (loss). MFRS, does not include a similar exception to that shown in IAS 12, therefore, the Company recognized and adjustment that resulted in a deferred tax asset increase under IFRS.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

IAS 12, “Income taxes” requires that assets and liabilities from deferred taxes are presented net, only when referred to taxes from the same authority for the same subject, and when a legally recognized right is present to net assets and liabilities for current taxes. The Company reclassified at the date of transition the amounts of deferred taxes not subject to netting.

Additionally, the Company adjusted deferred taxes according to IAS 12, using the book values of assets and liabilities recognized under IFRS.

f) IFRS reclassifications

In accordance with the adoption of IFRS, the Company made certain reclassifications in order to present its figures in a manner which complies with the new presentation rules such as having the “Other income (expense), net” line in operating income.

g) Effective interest rate

In accordance with IFRS, financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, using the effective interest rate method, which is based on the discount rate that equates to the cash flows estimated to pay over the expected life of the debt. At the transition date, the Company adjusted the value of its bank debt at amortized cost.

D)	Description of significant effects from the transition to IFRS in the consolidated cash flow statement for the year ended December 31, 2011

The Company uses the indirect method for presenting the cash flow statement, which does not differ significantly in its presentation under IFRS from its presentation under MFRS.

Note 11 - Subsequent events

On October 10, 2012, Alestra resolved an interconnection rate dispute with Iusacell, S. A. de C. V. (“Iusacell”) with respect to the 2011 rates. This will result in a reduction in the cost of services and the reversal of the related provision accrued as of September 30, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Bernardo García Reynoso
Bernardo García Reynoso Chief Financial and Administrative Officer

Date: November 29, 2012